UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 15

Certification and Notice of Termination of Registration under Section 12(g)

of the Securities Exchange Act of 1934 or Suspension of Duty to File Reports

Under Section 13 and 15(d) of the Securities Exchange Act of 1934

OVERNITE CORPORATION

(Exact name of registrant as specified in its charter)

Virginia	000-24573	04-3770212
(State or other jurisdiction of incorporation)	(Commission File Number)	(I.R.S. Employer Identification Number)

1000 Semmes Avenue, Richmond, Virginia 23224, (804) 231-8000

(Address, including zip code, and telephone number, including area code, of registrant’s principal executive offices)

Common stock, par value $0.01 per share

(Title of each class of securities covered by this Form)

None

(Titles of all other classes of securities for which a duty to file reports under Section 13(a) or 15(d) remains)

Please place an X in the box(es) to designate the appropriate rule provision(s) relied upon to terminate or suspend the duty to file reports:

Rule 12g-4(a)(1)(i)	☒	Rule 12h-3(b)(1)(i)	☒
Rule 12g-4(a)(1)(ii)	☐	Rule 12h-3(b)(1)(ii)	☐
Rule 12g-4(a)(2)(i)	☐	Rule 12h-3(b)(2)(i)	☐
Rule 12g-4(a)(2)(ii)	☐	Rule 12h-3(b)(2)(ii)	☐
		Rule 15d-6	☐

Approximate number of holders of record as of the certification or notice date: 1

Effective as of August 5, 2005, Olympic Merger Sub, Inc., an indirect wholly owned subsidiary of United Parcel Service, Inc. (“UPS”), merged (the “Merger”) with and into Overnite Corporation (the “Company”), with the Company being the surviving corporation in the Merger as an indirect wholly owned subsidiary of UPS.

Pursuant to the requirements of the Securities Exchange Act of 1934, as amended, the Company has caused this certification/notice to be signed on its behalf by the undersigned duly authorized person.

Date: August 5, 2005	OVERNITE CORPORATION

/s/ Mark B. Goodwin
	Name:	Mark B. Goodwin
	Title:	Senior Vice President, General Counsel and Secretary